Litigation

In connection with the reorganizations of certain predecessor Closed-End Funds,1 the Fund assumed all rights, defenses, potential liabilities and/or claims associated with the Opt-Out Actions (defined below), including any potential claims by the Closed-End Funds for indemnification and/or contribution or any similar claims against any released defendant parties related to any Opt-Out Actions related to the Class
Action (defined below).

On August 5, 2013, the federal court in the Western District of Tennessee entered an order approving a settlement of a securities class action proceeding captioned In re Morgan Keegan Closed-End Fund
Litigation (the "Class Action") against the Closed-End Funds and other defendants. Subsequent to the
Class Action settlement, five separate purported Opt-Out Actions were filed against the Closed-End
Funds in the Western District of Tennessee on behalf of a number of investors (the "Opt-Out Actions").

One action, the Warwick Action, has been entirely dismissed by the Court. In another, the Small Action, the Court dismissed all claims against the Closed-End Funds except for a claim under Section 11 of the
Securities Act of 1933 ("1933 Act") against RMK Multi-Sector High Income Fund, Inc. ("RHY", now known as Helios Multi-Sector High Income Fund, Inc.) which Plaintiff alleged resulted in damages in excess of
$342,000. The parties to the Small Action subsequently settled the case at a Court-ordered mediation.

In another case, the Starnes Action, the Court initially dismissed all claims brought by three of the five plaintiffs. For the remaining two plaintiffs in the Starnes Action, and for all three plaintiffs in a separate case, the Stein Action, the Court initially dismissed the claim under Section 12(a)(2) of the 1933 Act against RHY, but declined to dismiss a Rule 10b-5 claim against all the Closed-End Funds, and a Section
11 claim against RHY. The Closed-End Funds and non-fund defendants thereafter filed motions to reconsider the Court's rulings in the Starnes Action and Stein Action, which the Court granted, dismissing both cases in their entirety. Plaintiffs appealed the dismissals of the Starnes Action and Stein Action to the Sixth Circuit Court of Appeals (the "Sixth Circuit"), and the cases were consolidated for briefing. The
Sixth Circuit heard oral argument on the appeal on April 19, 2016 and affirmed the dismissals of the
Starnes Action and Stein Action in a May 19, 2016 opinion.

In the Adkins Action, brought on behalf of approximately one hundred plaintiffs, the Court granted defendants' motion to dismiss in its entirety. Plaintiffs filed a motion to reconsider the Court's ruling. On
March 9, 2016, the Court granted plaintiffs' motion to reconsider and vacated its prior order dismissing the case. On April 21, 2016, defendants filed a motion to reconsider the Court's March 9, 2016 ruling. On
November 15, 2016, the Court granted defendants' motion to reconsider and dismissed all of plaintiffs'
claims against all defendants with prejudice. The time to appeal the Court's dismissal expired on or about
December 15, 2016.

This concludes the Closed-End Opt-Out Action litigation in which the Closed-End Funds were named defendants.

1 Effective August 13, 2014, each of Helios Advantage Income Fund, Inc., Helios High Income Fund, Inc., Helios Multi-Sector High
Income Fund, Inc. and Helios Strategic Income Fund, Inc. (the "Closed-End Funds") reorganized into the Brookfield High Income
Fund Inc., which was subsequently reorganized into the Brookfield Real Assets Income Fund Inc. after the close of business on December 2, 2016.